FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 3, 2014

TRANSLATION

Autonomous City of Buenos Aires, April 3, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Information pursuant to Article 23, Ch. VII, of the Buenos Aires Stock Exchange Rules.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Buenos Aires Stock Exchange rules.

In connection with our earlier communications of April 26, 2013 and February 21, 2014, please be advised that the plaintiffs in the case Monroe County Employees' Retirement System v. YPF, Case No. 13 Civ. 842 (SAS) (S.D.N.Y.) have not appealed the decision of the District Court of New York that was communicated on February 21, within the applicable legal period, thereby giving final effect to the same.

The plaintiffs will not be able to file a new claim against YPF for the same legal claims.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 4, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer